FULLCAST®

www.fullcast.co.jp

RECEIVED

2005 OCT 17 A 10:0?

OFFICE OF INTERNATIONAL CORPORATE FINANCE

October 7, 2005

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
Mail stop : 3-2

SUPPL

Re: Fullcast Co., Ltd. - 12g3-2(b) Exemption **(FILE NO.82-34859)**

Ladies and Gentleman:

In connection with the exemption of Fullcast Co., Ltd., a joint stock corporation incorporated under the laws of Japan, as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we hereby furnish the Securities Exchange Commission with the following information required by Rule 12g3-2(b):

1. Notification regarding acquisition of Shares from Asia Pacific System Research

If you have any questions or requests for additional information, please contact Shingo Tsukahara of Fullcast Co., Ltd, Shibuya Mark City West Building 13th floor 1-12-1, Dogenzaka, Shibuya-ku Tokyo, 150-0043 Japan (Telephone +81-3-3780-9856, Facsimile +81-3-3780-9967)

05011758

Very truly yours,

Fullcast co., Ltd

PROCESSED

OCT 19 2005

THOMSON FINANCIAL

Shingo Tsukahara

Shingo Tsukahara
Director

dlw 10/18

SN-2005-7

FULLCAST Co.,LTD.
Shibuya Mark City's west building, 13th floor, 1-12-1, Dogenzaka, Shibuya-ku, Tokyo, 150-0043 Japan
IR : +81-3-3780-9507(Direct) FAX : +81-3-3780-9510
e-mail. IR@ms1.fullcast.co.jp

October 4, 2005

Company name: Fullcast Co., Ltd.
President and CEO: Takehito Hirano
(Stock code: 4848; Stock Exchange listing: First Section of the Tokyo Stock Exchange)
Contact: Yutaka Kubo, Director and Corporate Executive Officer, General Manager of Group Strategy Headquarters
Telephone: +81-3-3780-9507

To whom it may concern:

Notification regarding acquisition of shares from Asia Pacific System Research

This is to inform you that following announcements made on September 27, 2005 and October 3, 2005, share acquisition from the main shareholders of Asia Pacific System Research Co., Ltd. (Aspac) (stock code: 4727) has been completed. Please see details below.

Details

1. Regarding Share Acquisition

Notification that the acquisition by Fullcast of 1,000,000 shares in Aspac owned by Mr. Kiyoshi Koba, President and Representative Director of Aspac, through a negotiated transaction, has been completed.

Transaction Price: ¥ 1,249,000,000 (¥ 1,249 per share)*

* Closing stock price of Aspac listed on JASDAQ from Monday October 3, 2005

Ref:

(1) October 3, 2005
Number of shares through third party allocation: 4,507,400 shares

(2) October 4, 2005
Number of shares through a negotiated transaction: 1,000,000 shares

(3) October 4, 2005
Present number of share ownership: 5,507,400 shares (62.58%)

* The total number of outstanding shares stands at 8,800,000

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